Exhibit 21.1
Subsidiaries of Reddit, Inc.*

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Reddit Australia Pty Ltd	Australia
Reddit Canada Limited	Canada
Reddit Ireland Limited	Ireland
Reddit Netherlands B.V.	Netherlands
Reddit UK Limited	United Kingdom
Dubsmash Inc.	Delaware
Reddit Germany GmbH	Germany
Reddit Iberia S.L.	Spain
Spell, LLC	Delaware
Reddit SG Pte. Ltd.	Singapore
Reddit Sub Holding Company, Inc.	Delaware
Reddit Portugal, Unipessoal LDA	Portugal
Reddit France SAS	France
Spiketrap Inc.	Delaware
Reddit Community Network Mexico, S. DE R.L. DE C.V.	Mexico
Reddit Rede de Comunidades do Brasil Ltda.	Brazil
* Includes subsidiaries that do not fall under the definition of “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X.